United States securities and exchange commission logo





                           September 29, 2023

       Brent Suen
       Chief Executive Officer
       GoLogiq, Inc.
       85 Broad Street , 16-079
       New York, NY 10004

                                                        Re: GoLogiq, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 27,
2023
                                                            File No. 333-231286

       Dear Brent Suen:

              We have reviewed your August 22, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 10, 2023 letter.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Consolidated Financial Statements
       Note 5. Business Combinations, page F-10

   1. We note your proposed revised disclosures in response to prior comment 2 where you indicate that Logiq Inc
held Gologiq shares in trust such that Logiq Inc did not have effective control of
Gologiq shares prior to the spin. We continue to consider the company's conclusion
that you did not need to consider the guidance in ASC 805-50 with respect to transactions
under common control and we may have further comments.
 Brent Suen
FirstName  LastNameBrent Suen
GoLogiq, Inc.
Comapany 29,
September  NameGoLogiq,
               2023        Inc.
September
Page 2     29, 2023 Page 2
FirstName LastName
2. You state in your response to prior 2 that you considered the guidance in ASC 805-10-55-
         11 through 55-15 and for most of these criteria you determined that either Logiq or
         GoLogiq would be considered the accounting acquirer. Please clarify your reference to
         GoLogiq throughout this analysis as it is unclear if you are referring to GoLogiq as a subsidiary of Logiq or GoLogiq Inc. (formerly Lovarra). If you are referring to GoLogiq, as the subsidiary of Logiq, then explain further how you accounted for this transaction whereby you determined that Logiq's wholly-owned subsidiary, GoLogiq, is the accounting acquirer and specifically address your consideration of the guidance in ASC
         805-40. Alternatively, if you are referring to GoLogiq, Inc. (formerly Lovarra), revise your analysis to tell us which party (i.e. Logiq or GoLoqic Inc., but not both) would be considered the accounting acquirer for each criteria and include a detailed analysis to support your conclusion
       You may contact Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Scott Kline